

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via Email
Mr. Delbert Blewett
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

> **Re: Canyon Gold Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed March 12, 2012**
> **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment six from our letter dated December 7, 2011 and we reissue the comment. While we note the additional sentence that the selling shareholders will sell at fixed prices until your shares are quoted on the OTC Bulletin Board, the sentence immediately before this one is inconsistent with the added disclosure and indicates shareholders can sell at market prices. Please reconcile the disclosure. In addition, please ensure that revisions are made elsewhere in your document, as appropriate. In this respect we note your Plan of Distribution has not been updated to be consistent with the pricing terms added to your cover page.

Business, page 15

2.	We note your discussion of the two option agreements on page 15 that Long Canyon previously entered into. Please clarify that, following your July 2011 acquisition of Long Canyon, you hold the rights under, and possess the obligations of, these agreements. In this regard it is unclear whether the option has expired by its terms pursuant to paragraph u on page four of the Definite Agreement filed as exhibit 10.3.

3.	Please clarify why titles to the claims owned by you are recorded in the name of DRLLC and the terms and timing under which these titles will be transferred and registered under your name.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 29

4.	We reissue prior comment 21 from our letter dated December 7, 2011. Please disclose the cash balance as of the most recent practicable date.

5.	We note the text added in response to prior comment 22 from our letter dated December 7, 2011. Please revise to provide additional information about the conversion terms, such as whether the notes are convertible at the lesser or greater of $.10/share or the 25% discount and who has the right to elect conversion. Also, please clarify any discussions, negotiations, or proceedings, arising from your default on the notes. Lastly, consider adding a risk factor.

Management, page 30

6.	We note your response to prior comment 23 from our letter dated December 7, 2011. Please provide the information required by Item 401(e) of Regulation S-K for the past five years. Disclose the beginning and ending dates of each employment. Provide specific business activities, rather than the general reference to the funding and development of various business ventures. In addition, it is unclear why the revised biography does not address AR Associates, Inc., please advise. Lastly, we note that AR Associates was a delinquent filer. Please add an appropriate risk factor.

7.	We note the disclosure on page 31 that Harold Schneider is acting as your principal accounting officer and is president of your subsidiary, but you only list him as key personnel. In addition, we note that he has signed the registration statement in the capacity of principal accounting officer. Please provide the disclosure required by Items 401 and 402 of Regulation S-K for Mr. Schneider as an executive officer or provide your analysis as to why you believe Mr. Schneider is not an executive officer. We direct your attention to Rule 3b-7 of the Exchange Act for the definition of executive officer.

Relationships and Related Party Transactions, page 31

8. We reissue prior comment 24 from our letter dated December 7, 2011. Please revise your disclosure of the transactions in this section to provide all of the information required by Item 404(a) of Regulation S-K for all related party transactions and for all required periods.

Executive Compensation, page 32

9. We note the compensation paid to Mr. Blewett as a director. Clarify whether any officer earned or received any compensation, direct or indirect. To the extent the only compensation was as a director, please provide either a summary compensation table or a directors' compensation table, as previously asked in comment 26 of our letter dated December 7, 2011. See Item 402(r)(2)(i) of Regulation S-K.

Financial Statements, page 35

Presentation

10. Although the pre-merger financial statements of Long Canyon Gold Resources Corp ("Long Canyon") have been retroactively restated to give effect to the July 2011 merger, we note you continue to present these financial statements under the name of Long Canyon while the financial statements for post-merger periods are presented under the name of the registrant, Canyon Gold Corp. Please revise to present the financial statements under one name for all periods presented in this section and in the Summary Financial Information section of the registration statement.

Updating

11. Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X. Additionally, please ensure to provide a currently dated consent of the independent accountant.

Part II

Recent Sales of Unregistered Securities

12. We reissue prior comment 32 from our letter dated December 7, 2011. Please revise to provide all of the information required by Item 701 of Regulation S-K for each transaction or series of transactions. In addition, please identify the names of the persons or class of persons to whom the securities were sold and discuss the exemption claimed for each transaction, including any facts relied upon to claim such exemption. We note, for example, your Plan of Operations states you received $155,000 in funding between

August 2011 and February 2012 but it is unclear where this is addressed in response to Item 15 of Form S-1, please advise or revise.

Signatures

13. We note your response to prior comment 33 and reissue with additional guidance. Please provide the signature of the principal financial officer in addition to the principal accounting officer. If one person acts in both capacities, please ensure that s/he signs the document in each capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director